SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Innovid Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

457679108**

(CUSIP Number)

November 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s Common Stock.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL ISRAEL IV HOLDINGS, L.P. (“SEQUOIA CAPITAL ISRAEL IV HOLDINGS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,697,224 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,697,224 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,697,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%[1]
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 118,941,618 shares of Common Stock outstanding following the completion of the Issuer’s mergers and PIPE investment, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 6, 2021.

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL ISRAEL IV, L.P. (“SEQUOIA CAPITAL ISRAEL IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,697,224 shares, of which 17,697,224 shares are directly owned by SEQUOIA CAPITAL ISRAEL IV HOLDINGS. SEQUOIA CAPITAL ISRAEL IV owns 100% of SEQUOIA CAPITAL ISRAEL IV HOLDINGS.
	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

17,697,224 shares, of which 17,697,224 shares are directly owned by SEQUOIA CAPITAL ISRAEL IV HOLDINGS. SEQUOIA CAPITAL ISRAEL IV owns 100% of SEQUOIA CAPITAL ISRAEL IV HOLDINGS.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,697,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%[1]
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 118,941,618 shares of Common Stock outstanding following the completion of the Issuer’s mergers and PIPE investment, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 6, 2021.

1	NAME OF REPORTING PERSON SC ISRAEL IV MANAGEMENT, L.P. (“SC ISRAEL IV MANAGEMENT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

17,697,224 shares, of which 17,697,224 shares are directly owned by SEQUOIA CAPITAL ISRAEL IV HOLDINGS. SEQUOIA CAPITAL ISRAEL IV owns 100% of SEQUOIA CAPITAL ISRAEL IV HOLDINGS. The General Partner of SEQUOIA CAPITAL ISRAEL IV is SC ISRAEL IV MANAGEMENT.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

17,697,224 shares, of which 17,697,224 shares are directly owned by SEQUOIA CAPITAL ISRAEL IV HOLDINGS. SEQUOIA CAPITAL ISRAEL IV owns 100% of SEQUOIA CAPITAL ISRAEL IV HOLDINGS. The General Partner of SEQUOIA CAPITAL ISRAEL IV is SC ISRAEL IV MANAGEMENT.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,697,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%[1]
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 118,941,618 shares of Common Stock outstanding following the completion of the Issuer’s mergers and PIPE investment, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 6, 2021.

1	NAME OF REPORTING PERSON SC ISRAEL IV GENPAR, LTD (“SC ISRAEL IV GENPAR”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

17,697,224 shares, of which 17,697,224 shares are directly owned by SEQUOIA CAPITAL ISRAEL IV HOLDINGS. SEQUOIA CAPITAL ISRAEL IV owns 100% of SEQUOIA CAPITAL ISRAEL IV HOLDINGS. The General Partner of SEQUOIA CAPITAL ISRAEL IV is SC ISRAEL IV MANAGEMENT. The General Partner of SC ISRAEL IV MANAGEMENT is SC ISRAEL IV GENPAR.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

17,697,224 shares, of which 17,697,224 shares are directly owned by SEQUOIA CAPITAL ISRAEL IV HOLDINGS. SEQUOIA CAPITAL ISRAEL IV owns 100% of SEQUOIA CAPITAL ISRAEL IV HOLDINGS. The General Partner of SEQUOIA CAPITAL ISRAEL IV is SC ISRAEL IV MANAGEMENT. The General Partner of SC ISRAEL IV MANAGEMENT is SC ISRAEL IV GENPAR.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,697,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%[1]
12	TYPE OF REPORTING PERSON OO

1

Based on a total of 118,941,618 shares of Common Stock outstanding following the completion of the Issuer’s mergers and PIPE investment, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 6, 2021.

1	NAME OF REPORTING PERSON SHMUEL LEVY (“SL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

17,697,224 shares, of which 17,697,224 shares are directly owned by SEQUOIA CAPITAL ISRAEL IV HOLDINGS. SEQUOIA CAPITAL ISRAEL IV owns 100% of SEQUOIA CAPITAL ISRAEL IV HOLDINGS. The General Partner of SEQUOIA CAPITAL ISRAEL IV is SC ISRAEL IV MANAGEMENT. The General Partner of SC ISRAEL IV MANAGEMENT is SC ISRAEL IV GENPAR. The directors and stockholders of SC ISRAEL IV GENPAR who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL ISRAEL IV HOLDINGS are Messrs. SL and HS.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

17,697,224 shares, of which 17,697,224 shares are directly owned by SEQUOIA CAPITAL ISRAEL IV HOLDINGS. SEQUOIA CAPITAL ISRAEL IV owns 100% of SEQUOIA CAPITAL ISRAEL IV HOLDINGS. The General Partner of SEQUOIA CAPITAL ISRAEL IV is SC ISRAEL IV MANAGEMENT. The General Partner of SC ISRAEL IV MANAGEMENT is SC ISRAEL IV GENPAR. The directors and stockholders of SC ISRAEL IV GENPAR who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL ISRAEL IV HOLDINGS are Messrs. SL and HS.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,697,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%[1]
12	TYPE OF REPORTING PERSON IN

1

Based on a total of 118,941,618 shares of Common Stock outstanding following the completion of the Issuer’s mergers and PIPE investment, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 6, 2021.

1	NAME OF REPORTING PERSON HAIM SADGER (“HS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

17,697,224 shares, of which 17,697,224 shares are directly owned by SEQUOIA CAPITAL ISRAEL IV HOLDINGS. SEQUOIA CAPITAL ISRAEL IV owns 100% of SEQUOIA CAPITAL ISRAEL IV HOLDINGS. The General Partner of SEQUOIA CAPITAL ISRAEL IV is SC ISRAEL IV MANAGEMENT. The General Partner of SC ISRAEL IV MANAGEMENT is SC ISRAEL IV GENPAR. The directors and stockholders of SC ISRAEL IV GENPAR who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL ISRAEL IV HOLDINGS are Messrs. SL and HS.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

17,697,224 shares, of which 17,697,224 shares are directly owned by SEQUOIA CAPITAL ISRAEL IV HOLDINGS. SEQUOIA CAPITAL ISRAEL IV owns 100% of SEQUOIA CAPITAL ISRAEL IV HOLDINGS. The General Partner of SEQUOIA CAPITAL ISRAEL IV is SC ISRAEL IV MANAGEMENT. The General Partner of SC ISRAEL IV MANAGEMENT is SC ISRAEL IV GENPAR. The directors and stockholders of SC ISRAEL IV GENPAR who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL ISRAEL IV HOLDINGS are Messrs. SL and HS.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,697,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%[1]
12	TYPE OF REPORTING PERSON IN

1

Based on a total of 118,941,618 shares of Common Stock outstanding following the completion of the Issuer’s mergers and PIPE investment, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 6, 2021.

ITEM 1.

(a) Name of Issuer:

Innovid Corp.

(b) Address of Issuer’s Principal Executive Offices:

30 Irving Place, 12th Floor

New York, New York 10003

ITEM	2.

(a) Name of Persons Filing:

Sequoia Capital Israel IV Holdings, L.P.

Sequoia Capital Israel IV L.P.

SC Israel IV Management, L.P.

SC Israel IV Genpar, Ltd.

Shmuel Levy

Haim Sadger

SEQUOIA CAPITAL ISRAEL IV owns 100% of SEQUOIA CAPITAL ISRAEL IV HOLDINGS. The General Partner of SEQUOIA CAPITAL ISRAEL IV is SC ISRAEL IV MANAGEMENT. The General Partner of SC ISRAEL IV MANAGEMENT is SC ISRAEL IV GENPAR. The directors and stockholders of SC ISRAEL IV GENPAR who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL ISRAEL IV HOLDINGS are Messrs. SL and HS.

(b) Address of Principal Business Office or, if none, Residence:

50 Eli Landau Blvd.

Herzelia, Israel 4685150

(c) Citizenship:

SEQUOIA CAPITAL ISRAEL IV HOLDINGS, SEQUOIA CAPITAL ISRAEL IV, SC ISRAEL IV MANAGEMENT, SC ISRAEL IV GENPAR: Cayman Islands

SL, HS: Israel

(d) CUSIP Number:

457679108

ITEM 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.	OWNERSHIP

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2021
Sequoia Capital Israel IV Holdings, L.P.

By: Sequoia Capital Israel IV L.P.
its Sole Shareholder

	By:	/s/ Shmuel Levy
Shmuel Levy, Authorized Signatory

Sequoia Capital Israel IV L.P.

By: SC Israel IV Management, L.P., it
General Partner

By: SC Israel IV Genpar, Ltd.
its General Partner

	By:	/s/ Shmuel Levy
Shmuel Levy, Authorized Signatory

SC Israel IV Management, L.P.

By: SC Israel IV Genpar, Ltd.
its General Partner

	By:	/s/ Shmuel Levy
Shmuel Levy, Authorized Signatory

SC Israel IV Genpar, Ltd.

	By:	/s/ Shmuel Levy
Shmuel Levy, Authorized Signatory

Shmuel Levy

	By:	/s/ Shmuel Levy
Shmuel Levy

Haim Sadger

	By:	/s/ Haim Sadger
Haim Sadger